Christopher R. Reidy
Chief Financial Officer and
Executive Vice President of Administration
1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6347
fax: 201-847-5361
chris_reidy@bd.com

March 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Becton, Dickinson and Company (“BD” or the “Company”)

Form 10-K for the fiscal year ended September 30, 2013

Filed November 27, 2013

File No. 001-04802

Dear Mr. Cascio,

This letter is in response to your comments on the above filing contained in your letter of February 6, 2014. We refer to your telephone conversation with Gary DeFazio, the Company’s Vice President and Corporate Secretary, pursuant to which the Company requested and received an extension to submit its response on or before March 7, 2014. This response letter has been reviewed with the Company’s independent registered public accounting firm, Ernst & Young LLP, in advance of mailing to you.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference, we have included the comments contained in your letter in bold text preceding each response.

Securities and Exchange Commission

March 7, 2014

Form 10-K for the Fiscal Year Ended September 30, 2013

General

1.	You told us in your letter dated October 14, 2011 that you were engaged in sales, and anticipated continued sales, to Sudan and Syria. Also, you state on pages 2 and 55 that you have operations in Latin America, a region that can be understood to include Cuba. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria. Please provide us with information regarding your contacts with Cuba, Sudan, and Syria since the referenced letter. Your response should describe any goods, technology, or services you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan, and Syria or entities they control.

Response to Comment 1:

A description of the Company’s contacts with Cuba, Sudan and Syria is provided below.

Background

The Company is a leading medical technology company with over $8 billion in annual revenues that partners with customers and stakeholders to address many of the world’s most pressing and evolving health needs. Our innovative solutions are focused on improving drug delivery, enhancing the diagnosis of infectious diseases and cancers, supporting the management of diabetes and advancing cellular research. BD is a New Jersey corporation based in Franklin Lakes, New Jersey. The foreign-incorporated subsidiaries of the Company that are pertinent to this inquiry are (1) Becton Dickinson B.V., an indirect wholly-owned subsidiary of BD, organized under the laws of The Netherlands, with a representative office in Dubai, United Arab Emirates, and (2) Becton Dickinson International, a Belgian branch of Becton Dickinson B.V.

In accordance with BD’s mission to improve people’s health, BD sells life-saving medical products to the United Nations, World Health Organization and World Food Programme, and healthcare facilities for patient treatment and medical research throughout the world. The Company devotes significant resources to ensuring that its global trade is conducted in compliance with applicable economic sanctions and export control laws. The Company has a trade management system (the “Global Trade Management System”), which includes a Company policy and trade compliance procedures, to help ensure the Company’s compliance with U.S. economic sanctions and export controls administered by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department Bureau of Industry and Security (“BIS”). For U.S.-sanctioned countries such as Cuba, Sudan and Syria, U.S. Government laws and regulations have established processes by which its products may be lawfully sold to these countries, to ensure appropriate medical treatment for all people, pursuant to U.S. Government licenses. These products, intended to be used for diagnosing and treating human illness and disease, are sold in sanctioned countries pursuant to U.S. government licenses and through local, qualified distributors. The Company does not deal with the governments of Cuba, Sudan, and Syria or entities they control.

Securities and Exchange Commission

March 7, 2014

Becton Dickinson International is the legal entity for sales of BD Medical – Medical Surgical Systems and Diabetes Care products, BD Diagnostics – Diagnostic Systems and Preanalytical Systems products, and BD Biosciences products. These medical products are shipped from Becton Dickinson International’s Distribution Center in Temse, Belgium. The BD products are described below.

•	BD Medical – Medical Surgical Systems and Diabetes Care products include: Medical supplies including injection system devices (syringes and needles), infusion therapy devices (catheters, infusion sets and accessories), anesthesia needles and sets, insulin syringes and pen needles used by patients who require injection of insulin and other diabetes treatments regularly.

•	BD Diagnostics – Diagnostic Systems and Preanalytical Systems products include: Automated blood and mycobacteria culturing systems, and microorganism identification and drug susceptibility systems; and blood collection systems and urine products for the safe collection and transport of blood and urine specimens to detect infectious diseases (including collection tubes and needles, lancets, pediatric and geriatric tubes, urinalysis tubes and accessories).

•	BD Biosciences products include: fluorescence-activated cell sorters and analyzers; monoclonal antibodies and kits for performing cell analysis; and reagent systems.

The Company’s presence in Cuba, Sudan and Syria

Since the end of the Company’s fiscal year ending September 30, 2010, the Company has not had any (i) subsidiaries, affiliates, offices, investments or employees in Cuba, Sudan or Syria, (ii) agreements or commercial arrangements or, to the knowledge of the Company, any other contacts with the governments of Cuba, Sudan or Syria or any entities controlled by such governments, or (iii) direct sales of products or services into Cuba, Sudan or Syria. The Company’s only assets associated with these countries are trade receivables relating to Syria, the book value of which as of December 31, 2013 was $31,765.

Company sales to Cuba, Sudan and Syria

During the Company’s 2011, 2012 and 2013 fiscal years, and during the first fiscal quarter of fiscal year 2014, the Company sold no products to Cuba through subsidiaries, distributors or other direct or indirect arrangements. During these periods, the Company has sold products to Sudan and Syria as described below.

Sudan

The Company sells very small amounts of medical products to entities in Sudan. Total sales for fiscal years 2011, 2012 and 2013, and through December 31, 2013, were $24,220, $1,687, $2,090 and $109, respectively. These sales were to support programs by the World Health Organization and Médecins Sans Frontières (Doctors Without Borders). To the best of the Company’s knowledge, information, and belief, the sales into Sudan were made in compliance with the Company’s Global Trade Management Program and complied with applicable laws and regulations.

Securities and Exchange Commission

March 7, 2014

Syria

There have been multiple sales to Syria since the end of the Company’s 2011 fiscal year of medical products to Syria pursuant to U.S. Government licenses. These sales were through independent, third-party distributors, which, in turn, distribute the products to end-users. During this time frame, the Company also sold medical products to the United Nations Development Programme in Syria.

The Company’s sales into Syria during fiscal years 2011, 2012 and 2013, and through December 31, 2013, were $772,970, $118,093, $11,757, and $ 14,375, respectively. To the best of the Company’s knowledge, information, and belief, the sales into Syria were made in compliance with the Company’s Global Trade Management Program and complied with applicable laws and regulations.

The Company anticipates continued sales into Syria and Sudan, and will seek and obtain any required U.S. and other government licenses or other authorizations to conduct such activities, in full compliance with applicable laws. The Company reviews its export activities on a regular basis to ensure compliance with applicable economic sanctions and export control laws, and mandates trade compliance training for all associates involved in the export, re-export or transfer of products, materials or technology originating from any BD location and shipped or transferred to any customer, vendor or distributor worldwide.

2.	Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

Response to Comment 2:

As discussed below, based on our assessment of both quantitative and qualitative factors, the Company believes the business activities in Sudan and Syria described in response to the foregoing comment are not material to BD. We believe these activities are unlikely to give rise to any adverse investor reaction due to the limited extent of the activities, the humanitarian nature of the products sold, and the Company’s comprehensive trade compliance program.

Quantitative Analysis

As stated previously, the Company has no physical presence in Cuba, Sudan and Syria. Further, the Company had no sales to Cuba during the periods addressed in this response, and the Company’s sales into Sudan and Syria during these periods are not quantitatively material to a reasonable investor. In this regard, we refer to our response to the previous comment for a description of the Company’s sales in these countries. The combined sales to these countries for fiscal years 2011, 2012 and 2013 were $797,190, $119,780 and $13,847, respectively, and were $14,484 during the first quarter of fiscal year

Securities and Exchange Commission

March 7, 2014

2014. In contrast, the Company’s reported consolidated revenues for these periods were $7.584 billion, $7.708 billion, $8.054 billion and $2.015 billion, respectively. The Company’s combined sales into these countries accounted for a very small amount of the Company’s consolidated revenues during these periods, and the Company respectfully submits that our business activities in Sudan and Syria are quantitatively immaterial to our business.

Qualitative Analysis

The Company is dedicated to improving people’s health and sells life-saving medical products to the United Nations and healthcare facilities for patient treatment and medical research throughout the world, including Sudan and Syria. The products are sold in these countries through local, qualified distributors, and the Company does not deal directly with the governments of Cuba, Sudan or Syria. The Company also works to comply with applicable trade laws and regulations relating to sales into Sudan, and Syria. For the time period set forth in the comment, BD has had in place a Global Trade Management System that helps ensure compliance with these trade compliance laws and regulations.

In light of the humanitarian nature of these products and the healthcare professionals and patient communities that benefit from our products, and the Company’s strong compliance program, the Company does not believe that these activities have or will materially affect our reputation or constitute a material investment risk to our shareholders. The Company is not aware of any other qualitative factor that would cause sales into Sudan or Syria to be considered material from a qualitative perspective.

We are aware some investors may be sensitive to sales in sanctioned countries, and that state and municipal governments and other investors have proposed divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we note that the Company’s investor relations department has not received any inquiries or questions from investors or analysts regarding these sales. Given the relatively small amount of these sales and the purpose for which our products are used, we do not anticipate that our sales in Sudan or Syria will result in any adverse impact on investor sentiment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Company Overview, Page 18

3.	We note that throughout MD&A you discuss sales in “emerging markets” as contributors to increases in revenue and operating expenses. We also note that the majority of your sales come from operations outside the United States, and you intend to continue to pursue growth opportunities in foreign markets, especially in emerging markets. In future filings please provide more detailed discussion of your expansion of emerging markets, including the location of the markets and any known uncertainties from the expansion. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Response to Comment 3:

In future filings, the Company will include a more detailed discussion of its expansion in emerging markets, including the location of the markets. The Company is not aware of any material known uncertainties relating to its operations in emerging markets, but will continue to consider whether any such disclosure is required in future filings.

Securities and Exchange Commission

March 7, 2014

Consolidated Financial Statements

Note 1. Goodwill and Other Intangible Assets, page 44

4.	Please tell us where you provide the disclosures required by FASB ASC 350-20-50-1, including the disclosures about goodwill in total and for each reportable segment.

Response to Comment 4:

The Company’s goodwill balance at September 30, 2013 increased $33 million, or 3 percent from September 30, 2012. The Company disclosed the significant components of this change in its 2013 Form 10-K as follows:

•	Note 9 Acquisitions: Additions to goodwill of $46 million related to the Medical segment

•	Note 10 Divestitures: A reduction to goodwill of $17 million related to the Biosciences segment

•	Note 3 Shareholders’ Equity: Additions of $6 million to goodwill related to foreign currency translation primarily affecting the Medical segment

A tabular format is provided below that summarizes the changes to goodwill by segment from September 30, 2011 through December 31, 2013. The Company will provide a similar table in its second quarter 2014 Form 10-Q that will summarize the changes to goodwill from September 30, 2013 through March 31, 2014. A similar table will also be provided annually in future Form 10-K filings as well as for each interim period in which significant changes to goodwill have occurred in accordance with FASB ASC 350-20-50-1.

Amounts in millions:	Total	Medical	Diagnostics	Biosciences
Balance at September 30, 2011	$991	$446	$342	$204
Acquisitions	70	—	34	37
Other (A)	15	16	1	(2)

Balance at September 30, 2012	1,076	461	376	239
Acquisitions	46	46	—	—
Divestitures	(17)	—	—	(17)
Other (A)	4	4	2	(2)

Balance at September 30, 2013	1,109	511	378	220
Other (A)	(4)	(5)	1	—

Balance at December 31, 2013	$1,105	$507	$379	$220

(A)	Includes amounts resulting from foreign currency translation as well as purchase accounting adjustments.

Amounts may not add due to rounding.

Securities and Exchange Commission

March 7, 2014

5.	As a related matter, we reference the disclosure on page 31 that you aggregate components within an operating segment that have similar economic characteristics. Please tell us how you determine your reporting units under FASB ASC 350-20-35-33 through 35-46. In addition, please explain how the components meet the aggregation criteria in FASB ASC 280-10-50-11.

Response to Comment 5:

We assess goodwill for impairment at the reporting unit level, which is defined under FASB ASC 350-20-20 as an operating segment or one level below an operating segment (also known as a component). The Company’s organizational structure is based upon its three operating segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”). These segments represent strategic businesses that are managed separately as each one develops, manufactures and markets distinct products and services. The Company’s reporting units generally represent one level below operating segments, as such product platforms constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of these components. Based on this definition, we have identified the following components within each segment as reporting units in accordance with FASB ASC 350-20-35-34:

Medical Segment

•	Medical Surgical Systems

•	Diabetes Care

•	Pharmaceutical Systems

Diagnostics Segment

•	Preanalytical Systems

•	Diagnostic Systems

Biosciences Segment

•	Cell Analysis

•	Advanced Bioprocessing

Taking into account the aggregation of components discussed below, the Company has identified the following five reporting units for the purposes of performing goodwill impairment assessments:

1.	Other Medical

2.	Diabetes Care

3.	Preanalytical Systems

4.	Diagnostic Systems

5.	Cell Analysis

In accordance with FASB ASC 280-10-50-11, two or more components of an operating segment can be aggregated for the purpose of determining reporting units if they have similar economic characteristics. We determined the criteria for whether aggregation of components of operating segments was appropriate by applying the guidance within FASB ASC 280-10-50-11 as well as FASB ASC 350-20-55. FASB ASC 280-10-50-11 states that components should be similar in their economic characteristics as well as their products, production processes, types or classes of customers, distribution methods, and regulatory environments (if applicable). For the consideration of similar economic characteristics, we have applied FASB ASC 350-20-55-6 which states “[e]valuating whether two components have similar economic

Securities and Exchange Commission

March 7, 2014

characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” We also referred to FASB ASC 350-20-55-7 which states: “In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a)	The manner in which an entity operates its business or nonprofit activity and the nature of those operations

b)	Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

c)	The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d)	Whether the components support and benefit from common research and development projects”

The Medical Surgical Systems and Pharmaceutical Systems components of the Medical segment have been aggregated into the Other Medical reporting unit based upon the following similar economic characteristics:

•	Nature of the products: Products of both components represent advanced medication delivery systems. Medical Surgical Systems products include needles, syringes and catheters. Pharmaceutical Systems products include prefillable syringes, self-injection systems and needle technologies. Both components offer safety-engineered products designed to protect users from needlestick injuries and exposure to bloodborne pathogens.

•	Nature of production processes: Products of both components are manufactured in high volume, high speed operations.

•	Type of customer: The end-customers of both components are hospitals, healthcare organizations and healthcare providers.

•	Research and development: Due to the similarity of the products and end-customers, there is some sharing of research and development efforts between these components.

•	There is some sharing of manufacturing facilities and Medical Surgical Systems manufactures certain key product components for Pharmaceutical Systems.

•	Given the similar economic characteristics noted above, we believe that the benefits of goodwill are shared by these components.

Based on the above analysis, it is our judgment that the Medical Surgical Systems and Pharmaceutical Systems components of the Medical segment have satisfied the aggregation criteria set forth by the applicable accounting guidance.

The Diagnostic segment consists of two components/reporting units – the Preanalytical Systems product platform and the Diagnostic Systems product platform. These components/reporting units constitute businesses for which discrete financial information is available and segment management regularly reviews their operating results.

Securities and Exchange Commission

March 7, 2014

The Biosciences segment consists of two components - the Cell Analysis product platform and the Advanced Bioprocessing platform, which as noted below, is not material to the segment. These components constitute businesses for which discrete financial information is available and segment management regularly reviews their operating results. Revenues of the Advanced Bioprocessing represented approximately 0.91 percent and 6.7 percent of total Company revenues and Biosciences segment revenues, respectively, in fiscal year 2013. Total assets of Advanced Bioprocessing (which includes no goodwill) represented approximately 0.67 percent and 6.8 percent of total Company assets and Biosciences segment assets, respectively, at September 30, 2013.

Note 15. Income Taxes, page 82

6.	We reference the disclosure on page 23 that the impact of the 2013 charges relating to litigation matters and a pension settlement reduced the effective tax rate in 2013 by 430 basis points. Please tell us where the impact of the litigation and pension matters are reflected in the rate reconciliation table on page 84.

Response to Comment 6:

The 2013 charges relating to litigation matters and a pension settlement were taxed at the U.S. tax rate and therefore the related impact was reflected in the Federal statutory tax rate of 35% included in the reconciliation table in Note 15 on page 84. The purpose of the discussion on page 23 in the Management Discussion and Analysis was to highlight the fact that had these charges not been incurred, the Company’s overall effective tax rate would have been higher (and comparable to the effective tax rate in 2012). Because these charges were U.S. items, the Company’s U.S. income was significantly reduced and therefore affected the relative impact of the Company’s income mix on its effective tax rate.

7.	As a related matter, in future filings please revise to clarify the nature of reconciling items included in the line item “Effect of foreign and Puerto Rico earnings and foreign tax credits.” Refer to FASB ASC 740-10-50-12.

Response to Comment 7:

In future filings of Form 10-K, the Company will revise the caption of “Effect of foreign and Puerto Rico earnings and foreign tax credits” to state “Effect of foreign and Puerto Rico earnings taxed at different rates and foreign tax credits” in order to provide further clarification of the nature of these reconciling items.

Securities and Exchange Commission

March 7, 2014

If you would like to discuss these responses, please call me at (201) 847-6347.

Very truly yours,

/s/ Christopher Reidy

Christopher Reidy

Chief Financial Officer and Executive Vice President of Administration

cc:	Securities and Exchange Commission

Kristin Lochhead

Martin James

Becton, Dickinson and Company

Vincent A. Forlenza, Chairman, Chief Executive Officer and President

Jeffrey S. Sherman, Senior Vice President and General Counsel

Joseph Mercurio, Vice President and Corporate Controller

Gary DeFazio, Vice President and Corporate Secretary

Kathryn J. Garbarini, Director of Financial Reporting and Policy

Members of the Audit Committee

Ernst & Young, LLP

Peter Tryhane

Molly John